Exhibit 99.1

Kaixin Holdings Establishes Digital Asset Management Department and Launches Digital Asset Allocation Strategy

BEIJING, October 6, 2025 (GLOBE NEWSWIRE) -- Kaixin Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that the Company has established its Digital Asset Management Department, which commits to raise funds to acquire cryptocurrencies such as Bitcoin and Ethereum and implement an effective digital asset allocation strategy to generate value for Kaixin. The digital asset allocation strategy will not only effectively diversify traditional business risks but also leverage the unique properties of the crypto asset market to generate potential long-term returns for the Company and achieve diversified asset value.

As the global economy becomes increasingly complex and volatile, traditional investments face more uncertainties. However, with the development of blockchain technology and the maturity of the global digital asset market, the acceptance of cryptocurrencies such as Bitcoin and Ethereum among investment institutions and financial technology companies has continued to increase, and their market value has also shown growth potential amid long-term fluctuations. The flexibility of their trading mechanisms allows them to quickly respond to market changes, providing an efficient adjustment channel for corporate asset allocation.

The Company is exploring opportunities to introduce new strategic investors and acquire high-value projects in the Web3 industry in the future, aiming to optimize its equity structure and business system, and demonstrate its innovative thinking in asset allocation. It is hoped that this move will provide a more positive impetus to the Company’s long-term development and help create greater shareholder value.

As of October 6, 2025, the Company has a total of 27,258,228 ordinary shares issued and outstanding, including 22,158,228 Class A ordinary shares and 5,100,000 Class B ordinary shares.

About Kaixin Holdings

Kaixin Holdings is committed to transitioning into an AI-driven tech business located in China. XINGCAN utilizes AI technologies to develop and operate online live streaming education platforms and packages, serving both domestic and international audiences. Through the proposed acquisition, Kaixin enters the AI education business and aims to expand its AI capacity into new areas to create more growth opportunities.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Holdings

Investor Relations

Email: ir@kaixin.com